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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

December 21, 2020

Re:	Cosan S.A. Registration Statement on Form F-4 Submitted December 9, 2020 CIK No. 0001430162

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Loan Lauren Nguyen, Legal Branch Chief

Anuja Majmudar, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Cosan S.A., a sociedade por ações, a stock corporation organized under the laws of Federative Republic of Brazil (“CSAN” or the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 17, 2020 (the “Comment Letter”). On December 9, 2020, the Company filed a registration statement on Form F-4 (the “Registration Statement”) relating to a proposed registration of the offering of the Company’s common stock in connection with a proposed business combination transaction via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes thereto.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 21, 2020

Registration Statement on Form F-4

Description of CSAN ADSs AND CSAN Deposit Agreement, page 84

1.	We note that the ADS Depositary will issue the CSAN ADSs in consideration for CZZ Class A Shares. We further note the disclosure that the CSAN deposit agreement will include a provision that CSAN ADR holders and beneficial owners of CSAN ADSs each irrevocably agree that any legal suit, action or proceeding against or involving CSAN or the ADS Depositary, arising out of or based upon the deposit agreement, the CSAN ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the agreement states this clearly. Please also file the deposit agreement as an exhibit to your registration statement or provide analysis explaining why you are not required to do so pursuant to Item 601 of Regulation S-K.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 97 of Amendment No. 1 in response to the above comment.

2.	Disclosure here states that your deposit agreement will include a waiver of jury trial in any suit, action or proceeding against you or the ADS Depositary directly or indirectly arising out of or relating to your CSAN Shares or other deposited securities, the CSAN ADSs, the CSAN ADRs, the deposit agreement, or any transaction contemplated therein, including any suit, action or proceeding under the U.S. federal securities laws. Please revise to include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 19 of Amendment No. 1 in response to the above comment.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	December 21, 2020

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Marcelo Eduardo Martins, Chief Financial and Investor Relations Officer of Cosan Limited, Cosan S.A. and Cosan Logística S.A.
Maria Rita de Carvalho Drummond, General Counsel of Cosan Limited, Legal Vice President of Cosan S.A. and Cosan Logística S.A.

Rafael Suzano, Controller, Cosan Limited

Fabian Junqueira Sousa, KPMG Auditores Independentes

Marcos Alexandre Silveira Pupo, Ernst & Young Auditores Independentes S.S.